Exhibit 99.1

Alcon Independent Director Committee Notes RiskMetrics Group’s and Glass Lewis’ Opposition to Election of Novartis’ Designees to Alcon’s Board of Directors

o	RiskMetrics and Glass Lewis Recommend Shareholders Vote Against Novartis’ Board Designees at Extraordinary General Meeting

o	Three Leading Corporate Governance Experts Concerned with Novartis’ Attempt to Force Unfair and Coercive Merger Offer on Minority Shareholders

HUENENBERG, Switzerland – August 2, 2010 – The Alcon Independent Director
Committee (the “IDC”) today announced that RiskMetrics Group, Inc. and Glass Lewis & Co., two global leaders in risk management, corporate governance and proxy advisory services, have both recommended that Alcon minority shareholders vote against all five of Novartis AG’s (“Novartis”) designees to the Alcon board of directors. As previously announced, pursuant to the terms of agreements between Novartis and Nestlé SA entered into in 2008, Alcon shareholders will vote on the conditional election of Novartis’ board designees at an extraordinary general meeting on August 16, 2010.

In a strongly worded report sent to clients on August 1st, RiskMetrics rebuked Novartis for its position with respect to the merger proposal and the minority shareholders. RiskMetrics noted that even though the outcome of the upcoming election is certain, the minority shareholders’ vote at the upcoming election is likely to be seen as a “referendum” on Novartis’ takeover attempt. RiskMetrics stated that, “given the significant resonance the minority shareholder vote might have in any future negotiations between the IDC and Novartis,” minority shareholders should consider several points in connection with the upcoming election:
➢	Novartis has stated publicly that once it completes the Nestlé transaction, it will be able to unilaterally approve a full take-over regardless of opposition from minority shareholders;
➢
Novartis might have allayed concerns that Novartis’ five designees are accountable to minority shareholders by acknowledging the authority of the IDC, but has instead asserted that minority shareholder protections in the Alcon Organizational Regulations do not apply to it;

➢
Novartis’ characterization of the proposed directors as “independent” under NYSE standards is “an irrelevant answer to the wrong question,” leaving unanswered the “most meaningful question… why the election of 5 categorically-conflicted directors designated by the bidder would be in their best interests;” and

➢
Novartis has exacerbated concerns that it will take unilateral and coercive board maneuvers to attempt to force through its merger proposal by disavowing constraints on the majority shareholder in the Alcon Organizational Regulations and conflating the NYSE independence of its designees with the more important issue of their potential conflict of interest.

RiskMetrics concluded that “support for these Novartis designees is [not] in the best interest of minority shareholders” and recommended that “minority shareholders vote AGAINST the election of the Novartis designees.”

RiskMetrics confirmed the IDC’s view that Novartis’ five proposed directors are “designees,” citing Section 2.1(f) of the 2008 Nestlé-Novartis Shareholder Agreement and Article VIII of the Alcon Organizational Regulations, and that therefore they are conflicted and must abstain from voting on any matter involving Novartis. The IDC notes that the term “designee” was specifically added to Article VIII of the Alcon Organizational Regulations following the 2008 Nestlé-Novartis transaction.

In a report sent to clients on July 29th, Glass Lewis expressed concern at Novartis’ attempt to force an inequitable offer on minority shareholders by attempting to “take advantage of a legal loophole.” Glass Lewis cited an expectation that the Novartis designees “will take Novartis’ position on the merger” in concluding that granting Novartis a majority of board seats is “not in the interest of minority shareholders” and therefore recommending that Alcon shareholders vote against all of Novartis’ board designees.

Thomas G. Plaskett, Chairman of the IDC, said, “These are strong statements from leading independent corporate governance experts, and they are rightly concerned by Novartis’ attempt to force a grossly inadequate offer on minority shareholders in blatant disregard of their rights to fair process and fair value. We are pleased that both RiskMetrics Group and Glass Lewis recognize the clear conflict of interest facing the Novartis designees with respect to the related-party transactions between Alcon and Novartis, including the Novartis merger proposal and related matters. This view reinforces the IDC’s longstanding position with respect to their conflicted status and is consistent with established principles of good corporate governance. We note that both RiskMetrics and Glass Lewis recommend that minority shareholders use their vote at the extraordinary general meeting to send a message to Novartis that they will not idly stand by in the face of Novartis’ coercive tactics.”

In addition, Manifest Information Services Ltd., the European arm of Proxy Governance, issued a report to clients on July 27th, in which Manifest raised several concerns with respect to the election of Novartis’ designees. In particular, Manifest stated, “The presence of a majority of Novartis appointed directors could lead to conflict which might perceivably hinder the unity and operation of the Board.” Manifest does not make voting recommendations to shareholders.

Novartis’ current offer of 2.8 shares of Novartis stock for each outstanding share of Alcon stock is currently valued at approximately $136, which represents a ~25% discount to the $181.71 that Nestlé is receiving for control and a ~17% and ~9% discount to the prices one day and one month before Novartis’ offer was made, respectively.

Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as advisors to the Committee.

Important information regarding the proposal will continue to be posted on the Committee’s website: www.transactioninfo.com/alcon.

Media Inquiries:
Steve Lipin/Stan Neve
Brunswick Group (212) 333-3810

Investor Inquiries:
Bob Marese/Larry Dennedy
Mackenzie Partners 800-322-2885

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit Alcon’s website at www.alcon.com.

# # #

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the Committee as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the Committee will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.